June 2, 2015

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention: H. Roger Schwall

Re:                             SM Energy Company
Registration Statement on Form S-4 filed April 28, 2015

as amended by Amendment No. 1 to Form S-4 filed on May 28, 2015

File No. 333-203700

Dear Mr. Schwall:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, SM Energy Company (the “Company”) respectfully requests that the effective date for the above-captioned registration statement on Form S-4 (the “Registration Statement”), be accelerated so that the Registration Statement will be declared effective at 4:00 p.m. Eastern Time on June 4, 2015, or as soon thereafter as is practicable.

In addition, the Company formally acknowledges that:

•                  Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

•                  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

•                  The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (303) 861-8140 with any questions or comments you may have.

Very truly yours,

SM ENERGY COMPANY

By:	/s/ David W. Copeland
Name:	David W. Copeland
Title:	Executive Vice President, General Counsel and Corporate Secretary

cc:  Lucy Stark, Holland & Hart LLP

[Signature Page to Acceleration Request Letter]